EXHIBIT 2

                               Given Imaging Ltd.
                        And its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                              As of March 31, 2005
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                        Page


Consolidated Balance Sheets                                                3

Consolidated Statements of Operations                                      5

Consolidated Statements of Changes in Shareholders' Equity                 6

Consolidated Statements of Cash Flows                                      7

Notes to the Consolidated Financial Statements                             8

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                          March 31,      December 31,
                                                                        ------------     ------------
                                                                            2005            2004
                                                                        ------------     ------------
                                                                         (Unaudited)      (Audited)
                                                                        ------------     ------------
 Assets

 Current assets
 Cash and cash equivalents                                                 $  81,769       $  80,861
 Accounts receivable:
   Trade - (Net of provisions for doubtful debts of $115
    as of March 31, 2005 and December 31, 2004)                               12,766          12,261
   Other                                                                       1,391           1,271
 Inventories                                                                  14,060          13,794
 Prepaid expenses                                                              1,103             954
 Deferred taxes                                                                  855             737
 Advances to suppliers                                                           305             555
                                                                           ---------       ---------

 Total current assets                                                        112,249         110,433
                                                                           ---------       ---------
 Deposits                                                                        409             425

 Assets held for severance benefits                                            1,395           1,339

 Fixed assets, at cost, less accumulated depreciation                         11,882           9,862

 Other assets, at cost, less accumulated amortization                          2,134           2,165
                                                                           ---------       ---------








 Total Assets                                                              $ 128,069       $ 124,224
                                                                           =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                                             March 31,      December 31,
                                                                           ------------     ------------
                                                                                2005            2004
                                                                           ------------     ------------
                                                                            (Unaudited)       (Audited)
                                                                           ------------     ------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                       $     12         $      11
Accounts payable
  Trade                                                                         5,946             5,147
  Other                                                                         6,984             8,678
Deferred revenue                                                                2,542             3,610
                                                                             --------         ---------
Total current liabilities                                                      15,484            17,446
                                                                             --------         ---------
Long-term liabilities
Deferred income                                                                13,737             9,340
Obligation under capital lease, net                                                44                48
Liability for employee severance benefits                                       1,662             1,596
                                                                             --------         ---------
Total long-term liabilities                                                    15,443            10,984
                                                                             --------         ---------
Total liabilities                                                              30,927            28,430
                                                                             --------         ---------

Minority interest                                                                 908             1,177

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares
 authorized; 27,665,011 and 27,621,386 shares issued and fully paid
 as of March 31, 2005 and December 31, 2004, respectively)                        324               323
Additional paid-in capital                                                    148,243           147,878
Capital reserve                                                                 2,166             2,166
Unearned compensation                                                               -                (3)
Accumulated deficit                                                           (54,499)          (55,747)
                                                                             --------         ---------
Total shareholders' equity                                                     96,234            94,617
                                                                             --------         ---------





Total liabilities and shareholders' equity                                   $128,069         $  124,224
                                                                             ========         ==========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                              Three month period ended         Year ended
                                                                    March 31,                 December 31,
                                                          --------------------------------
                                                             2005              2004               2004
                                                          ------------      --------------   --------------
                                                          (Unaudited)        (Unaudited)        (Audited)
                                                          ------------      --------------   --------------
Revenues                                                   $    22,009        $    12,751       $    65,020
Cost of revenues                                                 6,401              3,736            17,734
                                                          ------------      --------------   --------------
Gross profit                                                    15,608              9,015            47,286

Operating expenses

Research and development, gross                                 (1,903)            (1,621)           (7,363)
Royalty bearing participation                                        -                  -             1,140
                                                          ------------      --------------    --------------

Research and development, net                                   (1,903)            (1,621)           (6,223)
Sales and marketing expenses                                   (10,812)            (7,019)          (33,652)
General and administrative expenses                             (2,039)            (1,208)           (6,916)
                                                          ------------      --------------    --------------

Total operating expenses                                       (14,754)            (9,848)          (46,791)
                                                          ------------      --------------    --------------

Operating profit (loss)                                            854               (833)              495
Financing income, net                                               51                 61               956
                                                          ------------      --------------    --------------

Profit (loss) before taxes on income                               905               (772)            1,451
Taxes on income                                                     74                  -               690
                                                          ------------      --------------    --------------

Profit (loss) before minority share                                979               (772)            2,141

Minority share in losses of subsidiary                             269                187               747
                                                          ------------      --------------    --------------

Net profit (loss)                                          $     1,248        $      (585)      $     2,888
                                                          ============      ==============    ==============
Basic profit (loss) per Ordinary Share                     $      0.05        $     (0.02)      $      0.11
                                                          ============      ==============    ==============
Diluted profit (loss) per Ordinary Share                   $      0.04        $     (0.02)      $      0.10
                                                          ============      ==============    ==============
Weighted average number of Ordinary Shares used
 to compute basic profit (loss) per Ordinary share          27,638,940         25,694,571        26,633,964
                                                          ============      ==============    ==============

Weighted average number of Ordinary Shares used
 to compute dilute profit (loss) per Ordinary share         30,080,423         25,694,571        29,353,448
                                                          ============      ==============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                         In thousands except share data


                                                                       Additional
                                                                         Paid-In    Capital   Unearned    Accumulated
                                                  Ordinary shares        Capital    Reserve  Compensation   Deficit       Total
                                                 ------------------    -----------  -------  ------------ -----------    -------
                                                 Shares      Amount
                                               ----------   --------
Three month period ended March 31, 2005
 (Unaudited)

Balance as of December 31, 2004                27,621,386     $  323   $147,878    $ 2,166     $    (3)     $(55,747)   $ 94,617


Changes during the period:
Exercise of stock options                          43,625          1        365          -           -             -         366
Amortization of unearned compensation                   -          -          -          -           3             -           3
Net profit                                              -          -          -          -           -         1,248       1,248
                                               ----------     ------   --------    -------    --------      --------    --------
Balance as of March 31, 2005 (Unaudited)       27,665,011     $  324   $148,243    $ 2,166     $     -      $(54,499)   $ 96,234
                                               ==========     ======   ========    =======    ========      ========    ========

Three month period ended March 31, 2004
 (Unaudited)

Balance as of December 31, 2003                25,649,188      $ 301   $100,996    $ 2,166     $   (30)     $(58,635)   $ 44,798

Changes during the period:
Exercise of stock options                         101,350          1        611          -           -             -         612
Forfeiture of stock options                             -          -         (1)         -           1             -           -
Non-employees' stock options                            -          -         62          -           -             -          62
Amortization of unearned compensation                   -          -          -          -          10             -          10
Net loss                                                -          -          -          -           -          (585)        (585)
                                               ----------     ------   --------    -------    --------      --------     --------
Balance as of March 31, 2004 (Unaudited)       25,750,538      $ 302   $101,668    $ 2,166     $   (19)     $(59,220)    $ 44,897
                                               ==========     ======   ========    =======    ========      ========     ========
Year ended December 31, 2004 (Audited)

Balance as of December 31, 2003                25,649,188      $ 301   $100,996    $ 2,166     $   (30)     $(58,635)    $ 44,798

Changes during the year 2004:
Ordinary shares issued                          1,500,000         17     44,250          -           -             -       44,267
Exercise of stock options                         472,198          5      2,581          -           -             -        2,586
Forfeiture of stock options                             -          -        (11)         -           3             -           (8)
Non-employees' stock options                            -          -         62          -           -             -           62
Amortization of unearned compensation                   -          -          -          -          24             -           24
Net profit                                              -          -          -          -           -         2,888        2,888
                                               ----------     ------   --------    -------    --------      --------     --------
Balance as of December 31, 2004 (Audited)      27,621,386      $ 323   $147,878    $ 2,166     $    (3)     $(55,747)    $ 94,617
                                               ==========     ======   ========    =======    ========      ========     ========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Cash Flows
                                  In thousands

                                                                Three month period ended   Year ended
                                                                       March 31,           December 31,
                                                                -------------------------
                                                                   2005         2004           2004
                                                                ------------- ----------- ---------------
                                                                (Unaudited)   (Unaudited)    (Audited)
                                                                ------------- ----------- ---------------

Cash flows from operating activities:
Net profit (loss)                                                  $ 1,248      $  (585)     $ 2,888

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in losses of subsidiary                                (269)        (187)        (747)
Depreciation and amortization                                          953          774        3,147
Deferred taxes                                                        (118)           -         (737)
Employees' stock options compensation                                    3           10           16
Non employees' stock option compensation                                 -           62           62
Other                                                                   23           10           48
Decrease (increase) in accounts receivable - trade                    (505)          25       (5,316)
Increase in accounts receivable                                        (32)        (240)        (804)
Decrease (increase) in prepaid expenses                               (149)         (80)         360
Decrease (Increase) in advances to suppliers                           251         (362)        (508)
Increase in inventories                                               (341)         (93)      (5,648)
Increase (decrease) in accounts payable                               (864)         541        7,107
Increase (decrease) in deferred income                               3,329          (76)      12,000
                                                                   -------      -------      -------
Net cash provided by (used in) operating activities                $ 3,529      $  (201)     $11,868
                                                                   -------      -------      -------
Cash flows from investing activities:
Purchase of fixed assets and other assets                          $(2,868)     $  (357)     $(3,245)
Proceeds from sales of fixed assets                                      -           12           57
Deposits                                                                 3           (3)         (42)
                                                                   -------      -------      --------
Net cash used in investing activities                              $(2,865)     $  (348)     $(3,230)
                                                                   --------     --------     --------

Cash flows from financing activities:
Principal payments on capital lease obligation                     $    (3)     $   (18)     $   (37)
Proceeds from the issuance of Ordinary Shares                          278          612       46,853
                                                                   -------      -------      -------
Net cash provided by financing activities                          $   275      $   594      $46,816
                                                                   -------      -------      -------

Effect of exchange rate changes on cash                            $   (31)     $   (72)     $    40
                                                                   -------      -------      -------

Increase (decrease) in cash and cash equivalents                   $   908      $   (27)     $55,494
Cash and cash equivalents at beginning of period                   $80,861      $25,367      $25,367
                                                                   -------      -------      -------

Cash and cash equivalents at end of period                         $81,769      $25,340      $80,861
                                                                   =======      =======      =======


                                                                Three month period ended   Year ended
                                                                       March 31,           December 31,
                                                                ------------------------- --------------
                                                                   2005         2004           2004
                                                                ------------- ----------- ---------------
                                                                (Unaudited)   (Unaudited)    (Audited)
                                                                ------------- ----------- ---------------
(a)   Supplementary cash flow information
      Income taxes paid                                            $    40      $    16      $   107
                                                                   =======      =======      =======

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                       In thousands except per share data



Note 1 - Organization and Basis of Presentation

         A.       Description of business

         Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated profit for the first time in the second quarter of 2004.

         The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.


         B.       Basis of presentation

         The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Recent Accounting Pronouncements

         In April 2005, the Securities and Exchange Commission issued a new rule, which defers the effective date of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). According to the new rule, registrants must adopt SFAS No. 123R as of the beginning of their first annual period beginning after June 15, 2005 and not as of beginning of their first interim period beginning after June 15, 2005. Accordingly, the effective date of the adoption of SFAS No. 123R for the Company is deferred from July 1, 2005 to January 1, 2006.

         The Company currently expects to adopt SFAS 123R in the first quarter of 2006, using the modified prospective method, although it continues to review its alternatives for adoption under this new pronouncement. Based upon its projection of unvested stock options at the implementation date, the Company expects the adoption of SFAS 123R to result in the recognition of material additional compensation expense in 2006 and thereafter.